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                                December 15, 2005

                                                         VIA EDGAR AND FACSIMILE

Ms. Barbara C. Jacobs
Mr. Daniel Lee
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:   Catuity Inc.
      Amendment No. 1 to Registration Statement on Form S-3 filed
      November 29, 2005 File No: 333-128600

      Form 10-K for fiscal year ended December 31, 2004
      Form 10-QSB for fiscal quarter ended March 31, 2005 Form 10-QSB for fiscal quarter ended June 30, 2005
      Form 10-QSB for fiscal quarter ended September 30, 2005
      File No. 0-30045

Dear Ms. Jacobs and Mr. Lee:

      On behalf of Catuity, Inc., a Delaware corporation (the "Company"), this letter sets forth the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") contained in your letter dated December 12, 2005 to Mr. John H. Lowry III, Chief Financial Officer and Secretary of the Company. For reference, each Staff comment is reprinted below in italics, followed by the corresponding response of the Company.

AMENDMENT NO. 1 TO FORM S-3

   1. We note your response to comment no. 1 in our letter dated October 25, 2005 and your Form 8-K/A filed November 14, 2005 providing financial statements and pro forma financial information for Loyalty Magic. Your Form 8-K/A, however, only provides Loyalty Magic's audited financial statements for the year ended June 30, 2004. Item 310(c) (i) of Regulation S-B requires financial statements of the most recent fiscal year which, in the case of Loyalty Magic, would appear to be the year ended June 30, 2005. We further note that you have provided pro forma balance sheet information as of June 30, 2004. Item 310(d)(2), however, would appear to require such information to be as of June 30,2005. Please revise as appropriate.

      RESPONSE: The Company acknowledges that audited financial statements for Loyalty Magic for the fiscal year ended June 30, 2005 are required pursuant to Item 310(c)(i) of

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      Regulation S-B. Accordingly, the Company has filed the audited financial statements of Loyalty Magic for its fiscal year ending June 30, 2005 in its amended Form 8-K/A filed with the SEC on December 16, 2005.

      The Company acknowledges that proforma balance sheet information for the fiscal year ended June 30, 2005 is required pursuant to Item 310(c)(i) of Regulation S-B. Accordingly, the Company has filed the proforma balance sheet at June 30, 2005 in its amended Form 8-K/A filed with the SEC on December 16, 2005.

SELLING STOCKHOLDERS, PAGE 8

   2. We note your revised disclosure with respect to Mr. Stewart Flink's status as a registered broker-dealer. As a result, it appears that Crestview Capital Master LLC can be construed as an affiliate of a broker-dealer. Please clarify your disclosure to indicate that Crestview Capital Master LLC is an affiliate of a broker-dealer and disclose whether Crestview Capital Master LLC acquired the securities to be resold in the ordinary course of business.

      RESPONSE: In its second amendment to its Registration Statement on Form S-3, the Company has clarified its disclosure that Crestview Capital Master LLC is an affiliate of a broker-dealer and that Crestview Capital Master LLC did not purchase the shares with a view to resell the shares in the ordinary course of its business as an affiliate of a broker-dealer.

ITEM 16, EXHIBITS

   3. Please provide consents of your independent accountants as of a more recent practicable date.

      RESPONSE: The Company has included consents of its independent accountants as of December 15, 2005 in its second amendment to its Registration Statement on Form S-3.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

ITEM 9A. CONTROLS AND PROCEDURES

   4. We note your response to comment no. 11 in our letter dated October 25, 2005. Please advise us whether there were any changes to your internal control over financial reporting for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005.

      RESPONSE: The Company confirms that there were no changes to its internal control over financial reporting for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005.

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FORM 10-QSB FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2005

ITEM 3.  CONTROLS AND PROCEDURES

   5. We note your disclosure that your "disclosure controls and procedures are designed to provide reasonable assurance." With reference to comment no. 10 in our letter dated October 25, 2005, please advise us whether your disclosure controls and procedures are also effective at the reasonable assurance level. Please advise us whether you will note this comment with respect to preparing subsequent reports.

      RESPONSE: The Company confirms that its disclosure controls and procedures are also effective at the reasonable assurance level. The Company will disclose that its disclosure controls and procedures are effective at the reasonable assurance level in all subsequent reports.

                                      * * *

      We anticipate that we will request acceleration of the effective date of the pending registration statement in the near future. Our acceleration request, when submitted, will include an appropriate acknowledgment letter and otherwise comply with Rule 461.

                                   Sincerely,
                                  CATUITY, INC.

                                /s/ John H. Lowry

cc: Alfred H. Racine

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